Exhibit 99.7
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 179 016 260 euros
542 051 180 R.C.S. Nanterre
www.total.com
PRESS RELEASE
Saudi Aramco And Total Sign Memorandum Of Understanding For Proposed Jubail Export Refinery
DHAHRAN, SAUDI ARABIA — May 21, 2006 – The Saudi Arabian Oil Company (Saudi Aramco) and Total today signed a comprehensive Memorandum of Understanding (MOU) related to the planned development of a 400,000 barrel per day world-class, full-conversion refinery in Jubail, Saudi Arabia.
The proposed refinery will be designed to process Arabian Heavy crude and will produce high–quality refined products that meet current and future product specifications. The project is currently scheduled to start up in 2011.
“This proposed project represents an excellent opportunity to build on the Kingdom’s strategy of addressing global energy demand while attracting foreign investment to expand its economy,” said Abdallah S. Jum’ah, Saudi Aramco President & Chief Executive Officer. “I am proud that Saudi Aramco can support the Kingdom in this process, and I am gratified that our friends and colleagues from Total will be our partners in this world-class project.”
“Total is proud to have been chosen by Saudi Aramco to build an efficient and full conversion refinery that will provide the country with an increased capacity to meet different markets needs in refined petroleum products. This agreement reinforces our presence in Saudi Arabia and through this long term project strengthens our close cooperation with Saudi Aramco,” declared Thierry Desmarest, Total Chairman and Chief Executive Officer.
Agreement of the Parties
The MOU sets forth the agreement between Saudi Aramco and Total regarding the key parameters of the project, the project configuration, and a broad range of the major technical, commercial, legal, and financial terms.
To proceed as quickly as possible with the project, the parties have agreed to undertake without further delay a comprehensive joint Front-End Engineering and Design (FEED) study. The definitive documents to implement the project will be negotiated in parallel with the joint FEED study.
Commercial Structure
Saudi Aramco and Total have agreed to form a joint venture company, with Saudi Aramco and Total holding an ownership interest of 35% each. Subject to required regulatory approvals, the parties are planning to offer up to 30% interest in the project to the Saudi public. Saudi Aramco will supply the project with

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 179 016 260 euros
542 051 180 R.C.S. Nanterre
www.total.com
400,000 barrels per day of Arabian Heavy crude oil. Saudi Aramco and Total will share the marketing of the refinery production.
Note to editors: Additional information about Saudi Aramco or Total can be found on the following websites:
 www.saudiaramco.com
www.total.com
******
“Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com”